UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NCI, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE CLASS A COMMON STOCK, $0.019 PAR VALUE

(Title of Class of Securities)

62886K104

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michele R. Cappello

General Counsel, Corporate Secretary

NCI, Inc.

11730 Plaza America Drive

Reston, VA 20190-4764

703-707-6900

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jeffrey B. Grill, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2300 N St. NW

Washington, DC 20037

202-663-8000

Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee *
$1,157,233	$132.62

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 788,956 shares of Class A Common Stock, $0.019 par value, of NCI, Inc. will be purchased pursuant to this offer for an aggregate of $1,157,233 in cash. The actual transaction value will be based on the number of options tendered, if any, which may result in a lesser aggregate amount. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory No. 2 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

The information set forth under Section I (“Summary of Terms”) in the “Offer to Purchase For Cash Certain Stock Options Granted or Assumed Under NCI, Inc. Stock Option Plan” (the “Offer to Purchase”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is NCI, Inc., a Delaware corporation (the “Company” or “NCI”). The address of the Company’s principal executive offices is 11730 Plaza America Drive, Reston, VA 20190-4764. The Company’s telephone number at such address is 703-707-6900.

(b) Securities. The information set forth under Section I (“Summary of Terms”) and Section III.1 (“General; Eligibility; Offer Expiration Time”) in the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Purchase under Section III.10 (“Price Range of Common Stock Underlying Eligible Options”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in the Offer to Purchase under Schedule B (“Information Concerning Our Directors and Executive Officers”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase under Section I (“Summary of Terms”), Section II (“Risks Of Participating in the Offer”), Section III.1 (“General; Eligibility; Offer Expiration Time”), Section III.2 (“Cash Payment for Eligible Options”), Section III.3 (“Purpose”), Section III.4 (“Procedures for Tendering Eligible Options”), Section III.5 (“Withdrawal Rights”), Section III.6 (“Acceptance of and Payment for Eligible Options”), Section III.7 (“Extension of Offer; Termination; Amendment”), Section III.8 (“Material U.S. Federal Income Tax Consequences”), Section III.9 (“Conditions to Completion of the Offer”), Section III.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section III.13 (“Legal Matters; Regulatory Approvals”), and Section III.15 (“Source and Amount of Consideration”) is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Purchase under Section I (“Summary of Terms”) and Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Section III.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under Section I (“Summary of Terms”) and Section III.3 (“Purpose”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under Section I (“Summary of Terms”), Section III.3 (“Purpose”) and Section III.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Purchase under Section III.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under Section III.15 (“Source and Amount of Consideration”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Purchase under Section III.9 (“Conditions to Completion of the Offer”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and under Schedule B (“Information Concerning Our Directors and Executive Officers”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Purchase under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

Item 10. Financial Statements.

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Section III.13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. Not applicable.

Item 12. Exhibits.

(a)(1)	Offer to Purchase For Cash Certain Stock Options Granted or Assumed Under NCI, Inc. Stock Option Plan, dated August 22, 2012.

(a)(2)	Form of Introductory Letter.

(a)(3)	Form of Letter of Transmittal.

(a)(4)	Form of Election Withdrawal Notice.

(a)(5)	Form of Reminder Notice of Expiration of Offer.

(a)(6)	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission (SEC) on March 12, 2012 (incorporated herein by reference).

(a)(7)	The Definitive Proxy Statement for the Company’s 2012 Annual Meeting of Shareholders, filed with the SEC on April 30, 2012 (incorporated herein by reference).

(a)(8)	The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012, filed with the SEC on August 1, 2012 (incorporated herein by reference).

(a)(9)	The Company’s Current Report on Form 8-K filed with the SEC on April 13, 2012 (incorporated herein by reference).

(a)(10)	The Company’s Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the SEC in accordance with SEC rules and regulations) filed with the SEC on May 2, 2012 (incorporated herein by reference).

(a)(11)	The Company’s Current Report on Form 8-K filed with the SEC on June 11, 2012 (incorporated herein by reference).

(a)(12)	A description of the Company’s common stock contained in the Registration Statement filed with the SEC on Form S-1 (File No. 333-127006), together with any amendments or reports filed for the purposes of updating such description, as incorporated by reference into the Company’s Registration Statement on Form 8-A (Registration No. 000-51579 (incorporated herein by reference).

(b)	Not applicable.

(d)(1)	NCI, Inc. 2005 Performance Incentive Plan (incorporated herein by reference from Exhibit 4.2 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-127006), as filed with the SEC on September 6, 2005).

(d)(2)	Form of 2005 Performance Incentive Plan Notice of Stock Option Grant and Stock Option Agreement (incorporated herein by reference from Exhibit 4.4 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-127006), as filed with the SEC on October 20, 2005).

(d)(3)	NCI, Inc. Amended and Restated 2005 Performance Incentive Plan (incorporated herein by reference from Appendix A to the Company’s Definitive Proxy Statement for its 2012 Annual Shareholders Meeting, as filed with the SEC on April 30, 2009).

(d)(4)	Form of Amended and Restated 2005 Performance Incentive Plan Notice of Stock Option Grant and Stock Option Agreement (incorporated herein by reference from Exhibit 4.2 to the Company’s Current Report on Form 8-K, as filed with the SEC on June 12, 2009).

(g)	Not Applicable.

(h)	Not Applicable.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2012

NCI, INC.

By:	/s/ Brian J. Clark
Brian J. Clark
President